Exhibit 99.2

This document shall also serve as a circular to holders of the ordinary shares of Alibaba Group Holding Limited for the purposes of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Hong Kong Listing Rules, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange (the “NYSE”) in the United States under the symbol BABA.

ALIBABA GROUP HOLDING LIMITED

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(NYSE Trading Symbol: BABA;

Hong Kong Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

26/F Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong SAR, China

PROXY STATEMENT

SECTION 1. OVERVIEW

The board of directors (the “Board”) of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 25, 2025 at 9:00 p.m., Hong Kong Time, or 9:00 a.m., New York Time. The General Meeting will be held virtually by electronic means.

We are submitting the following proposals to the General Meeting for our shareholders’ approval, in each case by ordinary resolution requiring a simple majority of the votes cast at the General Meeting:

•	Proposal 1: Share Issuance Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to issue, allot and/or otherwise deal with additional Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting;

•	Proposal 2: Share Repurchase Mandate – grant the Board a general mandate, until the next annual general meeting of the Company, to repurchase Ordinary Shares not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting;

•	Proposal 3: Election of Directors – elect, as separate resolutions, each of Eddie Yongming WU, Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG as directors, to serve until the Company’s 2028 annual general meeting; and

•	Proposal 4: Appointment of Independent Registered Public Accounting Firms – Appoint PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, until the next annual general meeting of the Company.

Please see below for further information on the above proposals. For information on attending and voting at the meeting, please refer to the Notice of Annual General Meeting, which is incorporated by reference into and as a part of this proxy statement.

You can review and download this proxy statement, the meeting notice and the proxy form at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of these proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

SECTION 2. PROPOSALS TO THE GENERAL MEETING

Proposal 1: Share Issuance Mandate (Ordinary Resolution)

In order to give us the flexibility to issue our ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”) (including in the form of American depositary shares, each representing eight Ordinary Shares (“ADS”)), where appropriate, the Board has proposed that the shareholders of the Company grant the Share Issuance Mandate to the Board to issue, allot and/or otherwise deal with additional Ordinary Shares (including in the form of ADSs) of the Company (including any sale or transfer of Ordinary Shares repurchased and held by the Company as treasury shares (“Treasury Shares”)) not exceeding 10% of the number of issued Ordinary Shares (excluding any Treasury Shares) as of the date of the General Meeting. Any additional Ordinary Shares to be issued or allotted pursuant to this Share Issuance Mandate shall not be at a discount of more than 10% (with 20% being the maximum permitted under the Hong Kong Listing Rules) to the Benchmarked Price as described below.

For the purposes of this Share Issuance Mandate, the Benchmarked Price means the price which is the higher of:

(i).	the closing price of the Ordinary Shares (or in the form of ADSs) on the date of the agreement involving the relevant proposed issue of Ordinary Shares of the Company; and

(ii).	the average closing price of the Ordinary Shares (or in the form of ADSs) in the 5 trading days on the Hong Kong Stock Exchange or NYSE (as the case may be) immediately prior to the earlier of:

a.	the date of announcement of the transaction or arrangement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs);

b.	the date of the agreement involving the relevant proposed issue of Ordinary Shares (including in the form of ADSs); and

c.	the date on which the price of the Ordinary Shares (including in the form of ADSs) that are proposed to be issued is fixed.

As of August 5, 2025, being the latest practicable date prior to the printing of this proxy statement for ascertaining certain information for inclusion herein (the “Latest Practicable Date”), the Company had an aggregate of 19,078,703,484 Ordinary Shares in issue (excluding any Treasury Shares). For illustration purpose only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Issuance Mandate to issue or resell (in the case of Treasury Shares) a maximum of 1,907,870,348 Ordinary Shares (including in the form of ADSs) of the Company.

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate as set out in proposal 2 below, the Company may, as permitted under the applicable laws and regulations (including the Hong Kong Listing Rules), (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to this Share Issuance Mandate and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

The Share Issuance Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Issuance Mandate (the “Issuance Period”).

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE ISSUANCE MANDATE TO THE BOARD TO ISSUE, ALLOT AND/OR OTHERWISE DEAL WITH ADDITIONAL ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY (INCLUDING ANY SALE OR TRANSFER OF TREASURY SHARES) DURING THE ISSUANCE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION AND ANY ORDINARY SHARES TO BE ISSUED AND ALLOTTED PURSUANT TO THIS MANDATE SHALL NOT BE AT A DISCOUNT OF MORE THAN 10% TO THE BENCHMARKED PRICE.

Proposal 2: Share Repurchase Mandate (Ordinary Resolution)

In order to give us the flexibility to repurchase Ordinary Shares (including in the form of ADSs) where appropriate, the Board has proposed that the shareholders of the Company grant the Share Repurchase Mandate to the Board to repurchase our Ordinary Shares (including in the form of ADSs) not exceeding 10% of the number of issued Ordinary Shares as of the date of the General Meeting (excluding any Treasury Shares). For illustration purpose only and on the assumption that the number of issued Ordinary Shares remains unchanged between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the proposed Share Repurchase Mandate to repurchase a maximum of 1,907,870,348 Ordinary Shares (including in the form of ADSs) of the Company.

The Share Repurchase Mandate shall be effective from the date of the General Meeting until the earlier of (i) the conclusion of the next annual general meeting of the Company, or (ii) the passing of an ordinary resolution by shareholders of the Company in a general meeting revoking or varying the Share Repurchase Mandate (the “Repurchase Period”).

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may, as permitted under the applicable laws and regulations (including the Hong Kong Listing Rules), (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal one and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

An explanatory statement as required under the Hong Kong Listing Rules, giving certain information regarding the Share Repurchase Mandate, is attached as Exhibit A hereto.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” GRANTING THE SHARE REPURCHASE MANDATE TO THE BOARD TO REPURCHASE ORDINARY SHARES (INCLUDING IN THE FORM OF ADSs) OF THE COMPANY DURING THE REPURCHASE PERIOD NOT EXCEEDING 10% OF THE NUMBER OF ISSUED ORDINARY SHARES OF THE COMPANY (EXCLUDING TREASURY SHARES) AS OF THE DATE OF PASSING OF THIS ORDINARY RESOLUTION.

Proposal 3: Election of Directors (each an Ordinary Resolution)

The term of office of four of the ten directors of the Company will expire at the General Meeting. These four directors have been nominated for re-election at the General Meeting.

According to Article 88 of our Memorandum and Articles of Association ( “Memorandum and Articles”), the Board is divided into three groups designated as Group I, Group II and Group III, with as nearly equal a number of directors in each group as possible. Currently, the Board consists of three Group I directors, four Group II directors and three Group III directors. The current term of office of the Group II directors, consisting of Eddie Yongming WU, Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG will expire at the General Meeting.

Pursuant to Articles 88 and 90 of our Memorandum and Articles, (1) the Company’s nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) has nominated Mr. Jerry, Ms.Wan Ling and Mr. Albert, and (2) the Alibaba Partnership has nominated Mr. Eddie, in each case for election as a Group II director, to serve for a term of office to expire at the Company’s 2028 general meeting, or until such director’s successor is elected or appointed, or his earlier resignation or removal.

Pursuant to Article 91 of our Memorandum and Articles, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

Assuming all of the abovementioned director nominees are elected as directors at the General Meeting, the Board will continue to comprise a majority of independent directors. For more information on our directors, including the attendance of our Directors, please see our latest annual report available on our website and the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the U.S. Securities and Exchange Commission (www.sec.gov).

The election of each director nominee who has been nominated for election at the General Meeting will be proposed and voted on as a separate resolution, and the resolutions to elect each such director nominee shall be independent of the resolutions to elect any other director nominee. Holders of Ordinary Shares and holders of ADSs may cast their votes in respect of any resolution to elect a director nominee differently from how they vote on any other resolution to elect any other director nominee.

Information About the Director Nominees

In reviewing the composition of the Board and any potential director candidates, the Nominating and Corporate Governance Committee considers multiple aspects of such candidates, such as professional skills and experiences, culture and diversity (including age, gender and cultural background), among other factors with reference to the principles and criteria set out in the Company’s corporate governance guidelines and the charter of the Nominating and Corporate Governance Committee.

Mr. Jerry has served as our independent director since September 2014, and is currently the chairman of our Compensation Committee and Sustainability Committee and a member of our Nominating and Corporate Governance Committee. Ms. Wan Ling has served as our independent director since September 2015, and is currently a member of our Audit Committee. Mr. Albert has served as our independent director since August 2022, and is currently the chairman of our Audit Committee and a member of our Compensation Committee and Compliance and Risk Committee. Both Mr. Jerry and Ms. Wan Ling have served as our independent directors for nine or more years. Mr. Eddie, who is nominated by the Alibaba Partnership, has served as our Chief Executive Officer and director since September 2023.

In nominating each of Mr. Jerry, Ms. Wan Ling and Mr. Albert for election as a director at the General Meeting, the Nominating and Corporate Governance Committee has considered, among others, the following factors:

•	Mr. Jerry, Ms. Wan Ling and Mr. Albert have confirmed to us their independence under the requirements set forth in Rule 3.13 of the Hong Kong Listing Rules and Section 303A of the NYSE Listed Company Manual (the “Independence Requirements”); and

•	With reference to the Independence Requirements, the Board has assessed and affirmatively determined that each of Mr. Jerry, Ms. Wan Ling and Mr. Albert is an independent director, and the Board is not aware of any circumstances which are likely to put into question their independence as independent directors of the Company.

The Nominating and Corporate Governance Committee has also considered the following: (i) Mr. Jerry, Ms. Wan Ling and Mr. Albert have been actively attending and participating in meetings of the Board and have discharged their duties as independent directors by providing independent, balanced and objective views in relation to the Company’s matters; and (ii) each of Mr. Jerry, Ms. Wan Ling and Mr. Albert has the relevant international experience, business exposure and qualifications in the relevant industries in which the Company conducts its businesses. In particular, Mr. Jerry is a pioneer in the technology industry, while Ms. Wan Ling has a wealth of experience in the retail industry, and Mr. Albert, with his extensive experience in accounting and auditing, is our Audit Committee financial expert as set forth under the applicable rules of the SEC and our independent director with appropriate professional qualifications under the Hong Kong Listing Rules. Moreover, Mr. Jerry, Ms. Wan Ling and Mr. Albert have gained in-depth insight into our operations and various initiatives during their tenure and therefore are well-positioned to offer their perspectives and advice. As a result of their comprehensive understanding of the Company’s operations and the macro-environment in which the Company operates, the Company is able to benefit from their valuable insights in forming long-term business strategies. With respect to Mr. Jerry and Ms. Wan Ling, the Nominating and Corporate Governance Committee believes, having considered their respective background and experience, their attendance at board meetings and active contributions to the Board, that their long service would not affect their ability to bring fresh perspectives and the exercise of their independent judgment, and as such that both directors are still independent and should be re-elected.

Based on the above, the Board believes that the directorships in the Company of each of the director nominees will continue to provide valuable contributions to the Board.

Biographical information relating to the director nominees is set forth below.

Name	Age	Position/Title
Eddie Yongming WU1	50	Director and Chief Executive Officer
Jerry YANG[2]	56	Independent Director
Wan Ling MARETELLO[2]	67	Independent Director
Albert Kong Ping NG2	67	Independent Director

(1)	Nominated by the Alibaba Partnership.

(2)	Nominated by our Nominating and Corporate Governance Committee. Each of these director nominees is an independent director within the meaning of Section 303A of the NYSE Listed Company Manual as well as Rule 3.13 of the Hong Kong Listing Rules, and each of Mr. Albert and Ms. Wan Ling also meets the criteria for independence for audit committee members set forth in Rule 10A-3 of the U.S. Exchange Act.

Eddie Yongming WU has served as our Chief Executive Officer and director since September 2023. Mr. Eddie is one of our co-founders and a member of the Alibaba Partnership. Mr. Eddie was technology director of Alibaba at the company’s inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group’s search, advertising and mobile business. Mr. Eddie served as a non-executive director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Mr. Eddie was a special assistant to Alibaba Group’s chairman. In August 2015, Mr. Eddie founded Vision Plus Capital, a venture capital firm focused on investing in the areas of advanced technologies, enterprise services and digital healthcare. Mr. Eddie graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

Jerry YANG has been our director since September 2014. Mr. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Mr. Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Mr. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Mr. Jerry served as a director of Yahoo! Japan. Mr. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012 and Lenovo Group Limited, a company listed on the Hong Kong Stock Exchange, from November 2014 to November 2023. He is currently an independent director of Workday Inc., a company listed on the NYSE. He also serves as a director of various private companies and foundations. Mr. Jerry received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he has been currently serving on the university’s board of Trustees since October 2017. Mr. Jerry was appointed Chair of Stanford’s board of Trustees in July 2021. He was previously on Stanford’s board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She is also on the board of portfolio companies of BayPine. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Ms. Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. Ms. Ms. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Albert Kong Ping NG has been our director since August 2022 and chairman of our audit committee since December 2022. Mr. Albert currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, and China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Mr. Albert is also an independent non-executive director and the chairman of the audit and risk committee of Shui On Land Limited, a company listed on the Hong Kong Stock Exchange. Mr. Albert worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young’s Global Executive Board. Prior to joining Ernst & Young, he was Greater China Managing Partner of Arthur Andersen, Managing Partner - China Operation of PricewaterhouseCoopers and Managing Director of Citigroup - China Investment Banking. Mr. Albert is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor’s degree in business administration and a master’s degree in business administration from the Chinese University of Hong Kong.

Save as disclosed above, there are no other matters concerning each of the director nominees that need to be brought to the attention of the shareholders in connection with his or her re-election or to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules in relation to his or her re-election as a director.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal 4: Approval of Appointments of Independent Registered Public Accounting Firms of the Company (Ordinary Resolution)

The Company’s audit committee (“Audit Committee”) proposes to approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, until the conclusion of the next annual general meeting of the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF APPOINTMENTS OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS THE U.S. AND HONG KONG INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS OF THE COMPANY, RESPECTIVELY, UNTIL THE CONCLUSION OF THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AND FOR THE BOARD TO DETERMINE THEIR REMUNERATION.

SECTION 3. OTHER MATTERS

This proxy statement, for which the directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this proxy statement is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this proxy statement misleading.

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the Board may recommend.

By order of the Board
Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

August 6, 2025

As at the date of this document, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

exhibit A	Explanatory Statement

This explanatory statement contains all the information required pursuant to Rule 10.06(1)(b) of the Hong Kong Listing Rules.

1.	Share Repurchase Mandate Amount

As of the Latest Practicable Date, the total number of Ordinary Shares in issue (excluding Treasury Shares) were 19,078,703,484. Subject to the passing of the Share Repurchase Mandate, for illustration purposes only, on the assumption that no further Ordinary Shares are issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the Company would be allowed under the Share Repurchase Mandate to repurchase a maximum of 1,907,870,348 Ordinary Shares during the Repurchase Period. Taking into consideration the Ordinary Shares that may be issued or repurchased between the Latest Practicable Date and the date of the General Meeting, the actual maximum number of Ordinary Shares allowed under the Share Repurchase Mandate (if passed) will be disclosed in the poll results announcement to be published after the General Meeting.

2.	Reasons for Repurchase

The directors believe that it is in the best interests of the Company and its shareholders as a whole to have a general authority from its shareholders to enable the directors to repurchase the Ordinary Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value attributable per Ordinary Share to the shareholders and/or earnings per Ordinary Share and will only be made when the directors believe that such a repurchase will benefit the Company and its shareholders.

3.	Funding of Repurchase

Repurchases of Ordinary Shares must be funded out of funds legally available for such purpose in accordance with our Memorandum and Articles, the Hong Kong Listing Rules and all applicable laws and regulations of the Cayman Islands.

In the event that the Share Repurchase Mandate was to be exercised in full at any time during the Repurchase Period, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended March 31, 2025 contained in the fiscal year 2025 annual report of the Company. However, the directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the directors are from time to time appropriate for the Company.

exhibit A	Explanatory Statement

4.	Share Prices

The highest and lowest prices at which the Ordinary Shares were traded on the Hong Kong Stock Exchange during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest (HK$)	Lowest (HK$)
August 2024	83.95	72.80
September 2024	112.80	77.65
October 2024	118.70	93.50
November 2024	99.50	79.90
December 2024	91.40	79.35
January 2025	88.35	77.35
February 2025	140.90	90.40
March 2025	145.90	124.50
April 2025	132.00	95.70
May 2025	131.90	112.80
June 2025	120.50	108.60
July 2025	122.00	101.80
August 1, 2025 up to the Latest Practicable Date	119.30	114.60

5.	General

The directors will exercise the power of the Company to make repurchases pursuant to the Share Repurchase Mandate and in accordance with the Hong Kong Listing Rules as well as the applicable laws of the Cayman Islands. Neither this explanatory statement nor the proposed repurchases pursuant to the Share Repurchase Mandate has any unusual features.

None of the directors nor, to the best of their knowledge having made all reasonable enquires, their close associates, have any present intention to sell any Ordinary Shares to the Company under the Share Repurchase Mandate if such is approved by the shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Ordinary Shares to the Company, or have undertaken not to do so, in the event that the Share Repurchase Mandate is approved by the shareholders.

If the Company repurchases Ordinary Shares (including in the form of ADSs) pursuant to the Share Repurchase Mandate, the Company may (i) cancel the repurchased Ordinary Shares and/or (ii) hold such Ordinary Shares as Treasury Shares, subject to market conditions and the capital management needs of the Company at the relevant time such repurchases of Ordinary Shares are made. Any sale or transfer of such Treasury Shares will be subject to the Share Issuance Mandate as set out in proposal 1 and made in accordance with the applicable laws and regulations, including the Hong Kong Listing Rules.

For any Treasury Shares deposited with the Central Clearing and Settlement System used within the market system of Hong Kong Exchanges and Clearing Limited (“CCASS”), the Company shall (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Ordinary Shares were registered in its own name as Treasury Shares.

exhibit A	Explanatory Statement

6.	The Code on Takeovers and Mergers and Share Buy-backs

If on the exercise of the power to repurchase Ordinary Shares pursuant to the Share Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 26 of the Code on Takeovers and Mergers and Share Buy-backs published by the Securities and Futures Commission of Hong Kong (the “Takeovers Code”).

As a result, a shareholder or group of shareholders acting in concert, depending on the level of increase in the shareholders’ interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Save as aforesaid, the Board is not aware of any consequences which would arise under the Takeovers Code as a result of an exercise of the Share Repurchase Mandate.

7.	Share Repurchase made by the Company

In May 2019, our Board authorized a share repurchase program which has been upsized and extended a number of times by our Board since then. Most recently, in February 2024, our Board authorized a further upsize of our share repurchase program to US$65.0 billion which is effective through March 2027.

In the six months immediately preceding the Latest Practicable Date, the Company has purchased a total of 10,011,793 ADSs on the NYSE, details of which are as follow:

Date of purchases	Number of ADSs purchased	Highest price paid (price per ADS) (US$)	Lowest price paid (price per ADS) (US$)
February 26, 2025	71,820	139.99	138.35
February 27, 2025	72,500	139.77	135.98
February 28, 2025	75,500	133.90	130.27
March 3, 2025	75,300	134.58	129.69
March 4, 2025	77,100	132.03	126.54
March 5, 2025	48,912	139.99	133.41
March 6, 2025	71,800	139.99	138.22
March 7, 2025	8,827	139.99	139.48
March 10, 2025	74,500	137.88	131.01
March 11, 2025	72,300	139.99	136.09
March 12, 2025	73,000	138.84	135.30
March 13, 2025	72,400	139.99	134.91
March 14, 2025	5,300	139.99	139.52
March 20, 2025	72,700	138.92	136.39
March 21, 2025	73,890	136.42	133.55
March 24, 2025	74,100	135.83	133.65
March 25, 2025	74,675	136.17	132.39
March 26, 2025	75,300	134.61	131.20
March 27, 2025	73,300	137.70	133.01
March 28, 2025	75,400	134.14	131.44
March 31, 2025	75,900	132.84	129.21
April 1, 2025	75,300	134.07	131.54
April 2, 2025	76,600	132.56	129.26

exhibit A	Explanatory Statement

Date of purchases	Number of ADSs purchased	Highest price paid (price per ADS) (US$)	Lowest price paid (price per ADS) (US$)
April 3, 2025	77,451	130.57	126.33
April 4, 2025	173,300	118.47	111.34
April 7, 2025	187,300	113.99	102.91
April 8, 2025	497,700	107.73	97.76
April 9, 2025	283,682	102.92	95.78
April 10, 2025	188,400	108.35	101.60
April 11, 2025	190,500	108.02	102.21
April 14, 2025	174,600	115.98	111.84
April 15, 2025	177,200	113.77	111.51
April 16, 2025	186,000	108.87	105.97
April 17, 2025	182,600	111.37	108.49
April 21, 2025	184,200	109.73	107.28
April 22, 2025	174,100	117.35	113.30
April 23, 2025	167,100	123.67	118.78
April 24, 2025	168,500	119.28	117.68
April 25, 2025	159,527	119.99	118.29
April 28, 2025	168,800	120.63	117.29
April 29, 2025	167,850	119.88	117.95
April 30, 2025	168,100	119.84	118.21
May 1, 2025	82,975	121.34	119.36
May 2, 2025	79,600	126.22	124.30
May 5, 2025	79,000	127.11	124.97
May 6, 2025	77,800	129.68	127.52
May 7, 2025	80,700	124.81	122.98
May 8, 2025	79,550	126.73	124.20
May 9, 2025	79,300	127.73	125.40
May 12, 2025	75,100	133.91	132.39
May 13, 2025	75,600	133.02	130.52
May 14, 2025	74,890	134.32	132.69
May 15, 2025	80,800	125.96	122.70
May 16, 2025	80,200	125.86	123.74
May 19, 2025	81,900	122.86	120.18
May 20, 2025	80,100	125.19	124.18
May 21, 2025	80,500	125.97	122.79
May 22, 2025	82,300	122.02	120.97
May 23, 2025	82,800	121.01	119.62
May 27, 2025	83,600	119.97	118.95
May 28, 2025	85,300	117.89	116.58
May 29, 2025	85,100	118.67	116.71
May 30, 2025	87,800	114.89	112.13
June 2, 2025	87,200	115.26	113.72
June 3, 2025	86,900	115.70	114.42
June 4, 2025	83,925	119.94	116.86
June 5, 2025	70,224	119.99	119.21
June 6, 2025	83,900	119.76	118.24
June 10, 2025	1,300	119.99	119.91
June 12, 2025	85,700	117.38	115.97
June 13, 2025	88,200	114.71	112.29

exhibit A	Explanatory Statement

Date of purchases	Number of ADSs purchased	Highest price paid (price per ADS) (US$)	Lowest price paid (price per ADS) (US$)
June 16, 2025	85,900	116.87	114.91
June 17, 2025	86,200	116.58	115.08
June 18, 2025	87,800	114.29	113.03
June 20, 2025	88,200	114.39	112.63
June 23, 2025	88,800	113.04	111.35
June 24, 2025	85,900	117.31	113.69
June 25, 2025	86,800	117.35	114.20
June 26, 2025	87,700	114.15	113.40
June 27, 2025	87,500	115.46	113.33
June 30, 2025	88,500	113.21	111.51
July 1, 2025	87,542	114.76	113.13
July 2, 2025	89,892	111.80	110.40
July 3, 2025	92,100	109.01	108.01
July 7, 2025	93,500	108.16	105.95
July 8, 2025	91,900	109.08	107.95
July 9, 2025	96,000	105.39	103.71
July 10, 2025	94,490	106.68	104.43
July 11, 2025	93,700	107.31	106.32
July 14, 2025	92,300	108.73	107.71
July 15, 2025	86,300	117.17	113.30
July 16, 2025	86,572	116.02	114.08
July 17, 2025	85,250	118.19	114.92
July 18, 2025	22,469	119.99	119.82
July 21, 2025	7,161	119.99	118.27
July 22, 2025	14,912	119.99	119.04
July 25, 2025	32,674	119.99	119.43
July 29, 2025	83,300	119.99	119.06
July 30, 2025	84,400	119.55	116.90
July 31, 2025	42,933	119.99	117.64
August 1, 2025	85,300	118.29	116.15
August 4, 2025	85,050	119.35	116.86
August 5, 2025	85,150	118.53	116.89